                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                AMENDMENT NO. 4
                                      TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                          Vesta Insurance Group, Inc.
                          ---------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  40218L 30 5
                                  -----------
                                (CUSIP Number)

 Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL  35233 (205) 325-4243
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 1998
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))



                              Page 1 of 4  Pages
                                        -

CUSIP NO. 925391 10 4
____________________________________________________________________________
(1)  Names of Reporting Persons. . . . . . . . . . . . Torchmark Corporation

     S.S. or I.R.S. Identification
     Numbers of Above Persons. . . . . . . . . . . . . 63-0780404

____________________________________________________________________________

(2)  Check the Appropriate Box if
     a Member of a Group



     (a) . . . . . . . . . . . . . . . . . . . . . . .



     (b) . . . . . . . . . . . . . . . . . . . . . . . X

___________________________________________________________________________

(3)  SEC Use Only. . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(4)  Source of Funds . . . . . . . . . . . . . . . . . 00
___________________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e). . . . . . . . . .
___________________________________________________________________________

(6)  Citizenship or Place of Organization. . . . . . . Delaware
___________________________________________________________________________

Number of       (7) Sole Voting Power. . . . . . . . . 4,450,000
Shares Bene-        _______________________________________
ficially           (8) Shared Voting Power. . . . . . . . . . .0
Owned by           ________________________________________
Each Report-       (9) Sole Dispositive Power . . . . .4,450,000
ing Person         ________________________________________
 With              (10) Shared Dispositive Power. . . . . . .  0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person . . . . . . . . . . . . . .4,450,000
____________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares . . . . . . . . . . . . .
____________________________________________________________________________

(13) Percent of Class Represented by
     Amount in Row (11). . . . . . . . . . . . . . . .23.9%
___________________________________________________________________________

(14) Type of Reporting Person. . . . . . . . . . . . .HC
___________________________________________________________________________

Item 1.  Security and Issuer.

     Common Stock of Vesta Insurance Group, Inc.
                     3760 River Run Drive
                     Birmingham, AL 35243

Item 2.  Identity and Background.

     Torchmark Corporation, a Delaware corporation
     2001 Third Avenue South
     Birmingham, AL 35233

     Torchmark Corporation ("TMK")is an insurance and diversified financial services holding company.

     (d)  No.

     (e)  No.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     Not applicable.

     TMK has no current plans or proposals which relate to or would result in any of the matters listed in Items 4(a) through (j), inclusive, of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.


     (a) TMK is the record owner of 4,450,000 shares (23.9%) of Vesta's common stock.

     (b) TMK has sole voting and dispositive power over the Vesta shares it holds of record.

     (c) On December 29, 1998, TMK sold 680,000 shares of Vesta's common stock in a private placement transaction to SouthTrust Corporation for $4.75 per share.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   TORCHMARK CORPORATION


                              By:  /s/ Carol A. McCoy
                                  -----------------------------------
                                   Carol A. McCoy
                                   Its: Associate Counsel & Secretary